UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2012

Commission File Number: 000-11743

WACOAL HOLDINGS CORP.

(Translation of registrant’s name into English)

29, Nakajima-cho, Kisshoin, Minami-ku

Kyoto, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   N/A

Information furnished on this form:

EXHIBIT INDEX

Exhibit	Date	Description of Exhibit

1	March 30, 2012	Announcement regarding Acquisition of Shares (Subsidiarization) of Eveden Group Limited, a U.K. Company

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WACOAL HOLDINGS CORP. (Registrant)

By:	/s/ Ikuo Otani
Ikuo Otani
Managing Director and General Manager of Corporate Planning

Date: March 30, 2012

Exhibit 1

[Translation]

March 30, 2012

To whom it may concern:

WACOAL HOLDINGS CORP.

Yoshikata Tsukamoto, President and

Representative Director

(Code Number: 3591)

(Tokyo Stock Exchange, First Section)

(Osaka Securities Exchange, First Section)

Ikuo Otani, Managing Director and

General Manager of Corporate Planning

(Telephone: +81 (075)682-1010)

Announcement regarding Acquisition of Shares (Subsidiarization) of

Eveden Group Limited, a U.K. company

We hereby announce that our board of directors adopted a resolution at its meeting held on March 30, 2012, to acquire all of the shares of Eveden Group Limited (headquartered in Northamptonshire, the United Kingdom), a corporation engaged in the manufacture and sale of women’s undergarments and swimming wear mainly in the United Kingdom and other European countries, North America, Australia, Asia and other areas (“Eveden”), thereby making Eveden our subsidiary, and that we entered into a share purchase agreement effective also as of March 30, 2012, as follows:

Details

1.	Reason for Share Acquisition

Based on our management philosophy and fundamental business tenet to contribute to society by making women around the world beautiful, we have made effort in the past to increase our corporate value by creating desirable products for our customers and by developing new products that meet the demands of the times. In May 2010, when we announced our Mid-Term Management Plan (FY2010 to FY2012), we decided our group’s vision would be to become a “global Wacoal” across our group companies and set goals of 190 billion yen in consolidated net sales and 8 billion yen in operating income for the period ending March 2013.

However, in recent years our market environment has been undergoing significant change. In particular, the domestic market has been experiencing increasingly challenging business conditions such as the declining birth rate and aging population, together with decreasing population, diversification of consumer preferences, diversification of distribution channels and introduction of new players.

Under these circumstances, in order for our group to continue its growth as a “global Wacoal” and to achieve further increases in its corporate value, we made overseas business expansion the most important issue in our mid-term management plan and examined various measures and strategies for expanding our overseas business.

The subject of this share acquisition, Eveden, is a company that manufactures and sells female undergarments and swimwear products and that has a sales network of over 5,000 retailers in more than 50 countries, including in Europe (centered in Great Britain), North America, Australia, Asia and other areas. Eveden has leading technology to manufacture high-quality, fashionable lingerie and swimwear for a wide range of body types and sizes, and has gained significant reputation and trust from its customers since its establishment in the 1920s. By pursuing easily-understandable branding concepts, Eveden has established a strong business foundation and brand in the European markets and is expected to grow its business even further in overseas markets such as North America, Australia, Asia and other areas where we are expecting future growth.

Our acquisition of Eveden, a company which has established a leading presence in the European markets and the North American, Australian and Asia markets where we expect growth, is going to make major contributions to our group’s effort to accelerate its globalization and achieve our mid-term management plan. We expect to achieve significant synergies though expansion of our target customer base, among other things, by effectively employing the sales network, technology, business know-how and brand power of both companies.

Based on the foregoing, we determined that acquisition of Eveden is an attractive and valuable opportunity to increase the corporate value of our group.

2.	Method of Acquisition of Shares

We plan to acquire all of the issued shares of Eveden in cash on the closing date, pursuant to the share purchase agreement, the execution of which was approved today by resolution of our board of directors. The aggregate price for such acquisition, inclusive of debt to be assumed, is estimated to be approximately £152 million (equivalent to 20.0 billion yen). We plan to procure the funds for acquisition partly from our cash reserves and from borrowings from major domestic banks in Japan.

3.	Outline of Eveden (Eveden Group Limited)

(1)	Name	Eveden Group Limited

(2)	Location	The Corsetry Factory, Rothwell Road, Desborough, Northamptonshire NN14 2PG, United Kingdom

(3)	Title and Name of Representative	Tracy Lewis, Chief Executive Officer

(4)	Description of Business	Manufacture and sale of women’s undergarments and swimming wear

(5)	Paid-in Capital	£1,472 thousand (As of June 30, 2011)

(6)	Date of Incorporation	April 6, 2006

(7)	Major Shareholders and Shareholding Ratio	Management personnel and employees of Eveden and its group companies, investment funds, and other entities and individuals (A total of 51 shareholders)	100%

(8)	Relationship between Wacoal Holdings Corp. and Eveden	Capital Relationship	There is no particular capital relationship between Eveden and us. Further, there is no particular capital relationship between any of the affiliated persons/companies of Eveden and any of our affiliated persons/companies.

		Personnel Relationship	There is no particular personnel relationship between Eveden and us. Further, there is no particular personnel relationship between any of the affiliated persons/companies of Eveden and any of our affiliated persons/companies.

		Business Relationship	There is no particular business relationship between Eveden and us. Further, there is no particular business relationship between any of the affiliated persons/companies of Eveden and any of our affiliated persons/companies.

(9)	Consolidated Operating Results and Consolidated Financial Condition for Past Three Fiscal Years (Note 1) (in each cell below, the top figure in thousand pounds and the bottom figure in million yen)

Fiscal Year	Ended June 30, 2009	Ended June 30, 2010	Ended June 30, 2011
Consolidated Net Assets	11,560 1,519	15,118 1,987	19,856 2,610

Consolidated Total Assets	68,890 9,055	77,142 10,140	81,020 10,649

Consolidated Net Sales	64,193 8,438	69,243 9,101	81,859 10,760

Consolidated Operating Income	7,875 1,035	8,586 1,129	10,462 1,375

Consolidated Pre-tax Net Income	3,965 521	5,738 754	8,381 1,102

Consolidated Net Income	1,753 230	3,183 418	4,824 634

(Note 1)	Conversion into Japanese yen is made based on the exchange rate as of March 29, 2012, i.e., £1=JPY131.44.

4.	Number of Shares to be Acquired (Note 2) and Status of Shareholding before and after Acquisition

(i)	Number of Shares Owned by Wacoal Holdings Corp. before Acquisition	0 shares (Number of Voting Rights: 0) (Shareholding Ratio: 0%)

(ii)	Number of Shares to be Acquired	1,471,476 shares (Number of Voting Rights: 1,471,476) (Shareholding Ratio: 100%)

(iii)	Number of Shares Owned by Wacoal Holdings Corp. after Acquisition	1,471,476 shares (Number of Voting Rights: 1,471,476) (Shareholding Ratio: 100%)

(Note 2)	Any number of residual securities, etc. is included in the number of shares.

5.	Schedule

(i)	Resolution of the Board Meeting	March 30, 2012

(ii)	Execution of the Share Purchase Agreement	March 30, 2012

(iii)	Completion (Acquisition of Shares)	April 10, 2012 (Scheduled)

6.	Future Prospects

Financial effect caused by the contemplated transaction is currently being examined and will be announced if and when it is determined.

- End -

(Reference Information)	Consolidated Business Forecasts for Current Fiscal Year (which was announced on October 31, 2011) and Consolidated Business Result of Previous Fiscal Year

In million yen	Sales Amount	Operating Income	Pre-tax Net Income	Net Income Attributable to Wacoal Holdings Corp.
Consolidated Business Forecasts for Current Fiscal Year (Fiscal Year Ending March 2012)	171,000	9,500	9,200	5,400
Business Result of Previous Fiscal Year (Fiscal year Ended March 2011)	165,726	4,255	3,739	2,615

*Cautionary Statement regarding Forecast of Business Results

The forecast of business results is based on information available as of the date this data were released and, due to various risks, uncertainties and other factors arising in the future, actual results in the future may differ largely from the estimates set out in this document.

These risks, uncertainties and other factors include: the impact of the ongoing global economic downturn and financial crisis; the impact of weak consumer spending in Japan and our other markets on our sales and profitability; the impact on our business of anticipated continued weakness of department stores and other general retailers in Japan; our ability to successfully develop, manufacture, market and sell products in Japan and our other markets that meet the changing tastes and needs of consumers and to deliver high quality products; the highly competitive nature of our business and the strength of our competitors; our ability to successfully expand and operate our network of specialty retail stores and achieve profitable operations at these stores; our ability to further develop our catalog and Internet sales capabilities; our ability to effectively manage our inventory levels; our ability to reduce costs; our ability to attract and retain highly qualified personnel; effects of irregular weather events on our business and performance; risks related to conducting our business internationally; risks from acquisitions and other strategic transactions with third parties; risks from disputes relating to intellectual property; our ability to fully comply with all applicable laws and regulations regarding the protection of customer information and our ability to protect our trade secrets; our ability to establish and maintain effective internal controls; the impact of weakness in the Japanese equity markets on our holdings of Japanese equity securities; direct or indirect adverse effects on the Company of the major earthquake and tsunami that struck Northeast Japan on March 11, 2011 and the impact of any other natural disaster or epidemic on our business; risks of not successfully collecting return of investment in new markets; and other risks referred to from time to time in Wacoal Holdings’ filings on Form 20-F of its annual report and other filings with the United States Securities and Exchange Commission.

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